                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)

                           Isle of Capri Casinos, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    147575104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Paul W. Theiss
                            Mayer, Brown, Rowe & Maw
                            190 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 782-0600
       -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 General Update
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                         (Continued on following pages)
                              (Page 1 of 19 pages)

CUSIP NO.:    147575104         Schedule 13D
           ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      BERNARD GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,069,554 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,069,554 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,069,554 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                                 (Page 2 of 19)

                                  Schedule 13D

CUSIP NO.: 147575104
        -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      JEFFREY D. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,856,566 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,856,566 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,856,566 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                                 (Page 3 of 19)

                                 Schedule 13D

CUSIP NO.: 147575104
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      RICHARD A. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,206,457 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,206,457 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,206,457 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 (Page 4 of 19)

CUSIP NO.: 147575104              Schedule 13D
          -----------------       ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      ROBERT S. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,046,020 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,046,020 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,046,020 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 (Page 5 of 19)

CUSIP NO.: 147575104              Schedule 13D
          -----------------      ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      ALTER COMPANY (F/K/A VALLEY CORPORATION)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,516,809
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,516,809

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,516,809

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 (Page 6 of 19)

CUSIP NO.: 147575104              Schedule 13D
          -----------------      ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      GOLDSTEIN GROUP, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            1,516,809
      SHARES         ---------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY
       EACH          8
     REPORTING            0 shares
      PERSON         ---------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9

                          1,516,809
                     ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,516,809
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 (Page 7 of 19)

CUSIP NO.: 147575104            Schedule 13D
           ----------------

      NAMES OF REPORTING PERSONS
 1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). B.I.J.R.R Isle, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Missouri

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            8,752,625
      SHARES         ---------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY
       EACH          8
     REPORTING            0 shares
      PERSON         ---------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9

                          8,752,625 shares
                     ---------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          0 shares
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,752,625 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 (Page 8 of 19)

                                  Schedule 13D

CUSIP NO.: 147575104
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      B.I. Isle Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            4,552,625
      SHARES         ---------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY
       EACH          8
     REPORTING            0 shares
      PERSON         ---------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9

                          4,552,625 shares
                     ---------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,552,625 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 (Page 9 of 19)

                                  Schedule 13D

CUSIP NO.: 147575104
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Rob Isle Partnership, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            1,400,000 shares
      SHARES         ---------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY
       EACH          8
     REPORTING            0 shares
      PERSON         ---------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9
                          1,400,000 shares
                     ---------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,400,000 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 (Page 10 of 19)

CUSIP NO.: 147575104                  Schedule 13D
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Rich Isle Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            1,400,000 shares
      SHARES         ---------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY
       EACH          8
     REPORTING            0 shares
      PERSON         ---------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9

                          1,400,000 shares
                     ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,400,000 shares
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 (Page 11 of 19)

CUSIP NO.: 147575104               Schedule 13D
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Jeff Isle Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            1,400,000 shares
      SHARES         ---------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY
       EACH          8
     REPORTING            0 shares
      PERSON         ---------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9

                          1,400,000 shares
                     ---------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10
                          0 shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,400,000 shares

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 (Page 12 of 19)

CUSIP NO.:  147575104            Schedule 13D
ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Isle of Capri Common Stock"), of Isle of Capri Casinos, Inc., a Delaware corporation ("Isle of Capri" or the "Issuer"). Isle of Capri's principal executive offices are located at 1641 Popps Ferry Road, Biloxi, Mississippi 39532.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Bernard Goldstein, Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein, Alter Company (f/k/a Valley Corporation), Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. Each of the persons filing this Schedule 13D disclaims membership in a group.

(a) - (c)  Bernard Goldstein is the Chairman and Chief Executive Officer of Isle
           of Capri. Isle of Capri's principal business is the development, ownership and operation of branded gaming and related lodging and entertainment facilities in the United States. Bernard Goldstein's business address is Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431.

           Jeffrey D. Goldstein is the son of Bernard Goldstein and a Director of Isle of Capri. Jeffrey Goldstein is Chairman and President of Alter Company, a wholly owned subsidiary of the Goldstein Group, Inc., whose principal business is the transportation of commodities on the inland waterways. Jeffrey D. Goldstein's business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

           Richard A. Goldstein is the son of Bernard Goldstein and Vice President of Alter Trading Corporation, a wholly owned subsidiary of the Goldstein Group, Inc., whose principal business is scrap metal recycling. Richard A. Goldstein's business address is 689 Craig Road, St. Louis, Missouri 63141. Alter Trading Corporation has no ownership of securities of Isle of Capri.

           Robert S. Goldstein is the son of Bernard Goldstein and a Director of Isle of Capri. Robert Goldstein is President of Alter Trading Corporation. Mr. Goldstein's business address is 689 Craig Road, St. Louis, Missouri 63141.

           Alter Company is an Iowa corporation. Alter Company and its subsidiaries are engaged in the transportation of commodities on the inland waterways. Its business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722. Jeffrey Goldstein is Chairman and President. Alter Company is a wholly owned subsidiary of Goldstein Group, Inc.

           Goldstein Group, Inc. is an Iowa corporation which was formed by the Goldstein family as a holding company. The Goldstein Group, Inc. owns 100% of the shares of the Alter Company and Alter Trading Corporation. Its business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722. The Goldstein Group, Inc. has no direct ownership of shares of Isle of Capri; its holdings are indirect through Alter Company. Bernard Goldstein is Chairman.

           B.I.J.R.R. Isle, Inc. is a Missouri corporation wholly-owned by members of the Goldstein family. It is the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. Robert Goldstein is the President. The address for B.I.J.R.R. Isle, Inc. is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

                                 (Page 13 of 19)

CUSIP NO.:  147575104            Schedule 13D

           B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. are Missouri limited partnerships established to facilitate a number of planning objectives for the Goldstein family. The limited partnership interests of the B.I. Isle Partnership, L.P. were held initially by Bernard Goldstein and his spouse, Irene Goldstein. The limited partnership interests of the Rob Isle Partnership, L.P. were held initially by Robert S. Goldstein. The limited partnership interests of the Rich Isle Partnership, L.P. were held initially by Richard A. Goldstein. The limited partnership interests of the Jeff Isle Partnership, L.P. were held initially by Jeffrey D. Goldstein. The address for each of these limited partnerships is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

(d) - (e)  During the last five years, none of the persons filing this Schedule
           13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons filing this report is the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The changes in beneficial ownership among the joint filers included in this
Schedule 13D occurred in connection with transactions executed principally to accomplish various tax and estate planning objectives of members of the Goldstein family. Bernard Goldstein exercised an aggregate of 580,000 vested options issued to him under employee stock option plans established by Isle of Capri in October 2002 and January 2003, using an aggregate of 142,148 shares loaned to him on a temporary basis by B.I. Isle Partnership, L.P. to pay the exercise price and received an aggregate of 142,148 re-load options. Bernard Goldstein then sold an aggregate of 196,231 of the shares received by him pursuant to his exercise of options to Alter Company for cash at the market price on the effective date of the sale and repaid B.I. Isle Partnership, L.P. for the shares he borrowed.

ITEM 4.   PURPOSE OF TRANSACTION

     See response to Item 3 above.

                          *    *    *     *    *    *

     Bernard Goldstein is the Chairman and Chief Executive Officer and Robert S. Goldstein and Jeffrey D. Goldstein are members of the Board of Directors of Isle of Capri. In such capacities, Messrs. Goldstein are party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) herein. Responses set forth in Items 4(b) through (j) refer to plans or proposals of the persons filing this Schedule 13D only and are not intended to include decisions of Isle of Capri which Messrs. Goldstein may participate in as members of the Board of Directors of Isle of Capri.

                          *    *    *     *    *    *

                                 (Page 14 of 19)

CUSIP NO.:  147575104            Schedule 13D
(a) The persons filing this Schedule 13D may, from time to time, acquire additional securities of Isle of Capri by open market purchase or through private transactions to increase their holdings; particularly when they believe shares of Isle of Capri are undervalued.

(b) The persons filing this Schedule 13D have no present plans or proposals for an extraordinary corporate transaction involving Isle of Capri or any of its subsidiaries.

(c) The persons filing this Schedule 13D have no present plans or proposals involving the sale or transfer of a material amount of assets of Isle of Capri or any of its subsidiaries.

(d) The persons filing this Schedule 13D have no present plans or proposals involving any change in the present board of directors or management of Isle of Capri, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The persons filing this Schedule 13D have no present plans or proposals for any material change in the present capitalization or dividend policy of Isle of Capri.

(f) The persons filing this Schedule 13D have no present plans or proposals for any other material change in Isle of Capri's business or corporate structure.

(g) The persons filing this Schedule 13D have no present plans or proposals for changes in Isle of Capri's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Isle of Capri by any person.

(h) The persons filing this Schedule 13D have no present plans or proposals for causing a class of securities of Isle of Capri to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The persons filing this Schedule 13D have no present plans or proposals for a class of securities of Isle of Capri becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The persons filing this Schedule 13D have no present plans or proposals for any actions similar to those enumerated above.

                                 (Page 15 of 19)

CUSIP NO.: 147575104

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Schedule 13D, the persons filing this Schedule 13D beneficially owned in the aggregate 14,661,788 shares or approximately 49.7% of the issued and outstanding shares of Isle of Capri, which included 381,648 employee options which are owned by Bernard Goldstein, Jeffrey D. Goldstein and Robert S. Goldstein and will be vested and exercisable over the next 60 days. The percentage above is calculated based upon the net 29,097,206 shares outstanding (which number excludes shares held by Isle of Capri) on March 7, 2003.

(b) The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the persons filing this Schedule 13D:

                                                            Sole Dispositive          Shared
            Name               Sole Voting   Shared Voting        Power         Dispositive Power
---------------------------   ------------   -------------  ----------------    -------------------
Bernard Goldstein                2,069,554 (1)           0         2,069,554 (1)               0
Jeffrey D. Goldstein             2,856,566 (2)           0         2,856,566 (2)               0
Richard A. Goldstein             1,206,457               0         1,206,457                   0
Robert S. Goldstein             10,046,020 (3)           0        10,046,020 (3)               0
Alter Company                    1,516,809 (4)           0         1,516,809 (4)               0
Goldstein Group, Inc.            1,516,809 (5)           0         1,516,809 (5)               0
B.I.J.R.R. Isle, Inc.            8,752,625 (6),(7)       0         8,752,625 (6),(7)           0
B.I. Isle Partnership, L.P.      4,552,625 (7)           0         4,552,625 (7)               0
Rob Isle Partnership, L.P.       1,400,000 (7)           0         1,400,000 (7)               0
Rich Isle Partnership, L.P.      1,400,000 (7)           0         1,400,000 (7)               0
Jeff Isle Partnership, L.P.      1,400,000 (7)           0         1,400,000 (7)               0

-------------------

     (1) Includes 24,476 shares held in the Bernard Goldstein Retirement Plan and 286,648 employee options that will be vested and exercisable over the next 60 days. Includes 1,516,809 shares held by Alter Company, for which Mr. Bernard Goldstein as Chairman of the Goldstein Group, Inc., its 100% shareholder, has indirect beneficial ownership, as defined in Rule 13d-3 promulgated by the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

     (2) Includes 22,500 employee options that will be vested and exercisable over the next 60 days. Includes 1,516,809 shares held by Alter Company, for which Mr. Jeffrey Goldstein as Chairman and President, has indirect beneficial ownership. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

     (3) Includes 72,500 employee options that will be vested and exercisable over the next 60 days. Includes 8,752,625 shares which B.I.J.R.R. Isle, Inc. as sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P., has indirect beneficial ownership, as defined in Rule 13d-3 promulgated by the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Such indirect beneficial ownership does not necessarily constitute an economic interest in such shares. Mr. Robert Goldstein is the President of B.I.J.R.R. Isle, Inc.

     (4) Mr. Jeffrey Goldstein as Chairman and President of Alter Company has indirect beneficial ownership and reports sole voting and dispositive power as to these shares. Such indirect beneficial ownership arises from the power to vote or to

                                 (Page 16 of 19)

CUSIP NO.: 147575104

          direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

     (5) The Goldstein Group, Inc. is the sole shareholder of Alter Company and, as such, has indirect beneficial ownership of the 1,516,809 shares held by Alter Company. Mr. Bernard Goldstein as Chairman of the Goldstein Group, Inc. has indirect beneficial ownership and reports sole voting and dispositive power as to these shares. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

     (6) B.I.J.R.R. Isle, Inc. is the general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. and, as such, has indirect beneficial ownership of the shares held by each limited partnership. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

     (7) Robert S. Goldstein as President of B.I.J.R.R. Isle, Inc., as sole general partner, has indirect beneficial ownership and reports sole voting and dispositive power as to these shares. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(c) The persons filing this Schedule 13D did not engage in any transactions in shares of Isle of Capri during the last 60 days.

(d) To the knowledge of the persons filing this Schedule 13D, no other persons, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than each respective limited partnership agreement of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P., to the best knowledge of the persons filing this
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Isle of Capri, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Description
-------   -----------

99.1 Joint Filing Agreement and Power of Attorney dated as of March 13, 2000 incorporated by reference to the Schedule 13D filed March 2, 2000.

99.2 Joint Filing Agreement and Power of Attorney dated as of February 5, 2002 incorporated by reference to Amendment No. 1 to Schedule 13D filed February 5, 2002.

99.3      Joint Filing Agreement and Power of Attorney dated as of March 24,
          2003.

                                 (Page 17 of 19)

CUSIP NO.: 147575104              Schedule 13D
                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 24, 2003

                              /s/ Bernard Goldstein
                              ---------------------
                              Bernard Goldstein


                              /s/ Jeffrey D. Goldstein*
                              ------------------------
                              Jeffrey D. Goldstein


                              /s/ Richard A. Goldstein*
                              ------------------------
                              Richard A. Goldstein


                              /s/ Robert S. Goldstein*
                              -----------------------
                              Robert S. Goldstein


                              ALTER COMPANY
                              By:  /s/ Jeffery D. Goldstein*
                              ----------------------------------
                              Jeffery D. Goldstein, as President


                              GOLDSTEIN GROUP, INC.
                              By:  /s/ Bernard Goldstein
                              -----------------------------
                              Bernard Goldstein, as Chairman


                              B.I.J.R.R. ISLE, INC.
                              By: /s/  Robert S. Goldstein*
                              -------------------------------
                              Robert S. Goldstein, as President

                                 (Page 18 of 19)

CUSIP NO.: 147575104              Schedule 13D

                          B.I. ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
                          By:  /s/ Robert S. Goldstein*
                          -------------------------------
                          Robert S. Goldstein, as President


                          ROB ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
                          By:  /s/ Robert S. Goldstein*
                          -------------------------------
                          Robert S. Goldstein, as President


                          RICH ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
                          By:  /s/ Robert S. Goldstein*
                          -------------------------------
                          Robert S. Goldstein, as President


                          JEFF ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
                          By:  /s/ Robert S. Goldstein*
                          -------------------------------
                          Robert S. Goldstein, as President

                         *By: /s/ Bernard Goldstein
                          --------------------------------
                          Bernard Goldstein
                          Attorney-in-Fact

                                 (Page 19 of 19)